EDGAR Online, Inc.

c/o R.R. Donnelley & Sons Company

111 South Wacker Drive

Chicago, Illinois 60606

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EDGAR Online, Inc.
Registration Statement on Form S-2 (File No. 333- 114044)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), EDGAR Online, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Post-Effective Amendment, filed on August 22, 2012 (the “Post-Effective Amendment”), to the Company’s Registration Statement on Form S-2 (File No. 333-114044) (the “Registration Statement”).

The Post-Effective Amendment was filed to remove from registration any of the Company’s securities that remained unsold in accordance with an undertaking made by the Company in the Registration Statement. However, all of the securities covered by the Registration Statement were sold prior to the filing of the Post-Effective Amendment. Accordingly, the Post-Effective Amendment is not necessary.

The Company hereby confirms that no securities were sold pursuant to the Post-Effective Amendment.

Please send copies of the written order consenting to the withdrawal of the Post-Effective Amendment to David A. Gardella, President of the Company, at the above-mentioned address, facsimile number (312) 326-8594, with a copy to Bill Fay, Sidley Austin LLP, One South Dearborn, Chicago, Illinois 60603, facsimile number (312) 853-7036.

If you have any questions with respect to this matter, please contact Bill Fay of Sidley Austin LLP at (312) 853-7223.

Very Truly Yours, EDGAR Online, Inc.

By:	/s/ David A. Gardella
Name: David A. Gardella
Title: President